Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrant s charter


Nuveen Insured Premium Income Municipal Fund 2
33-64412, 811-07792

Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, considered an amendment to the Declaration of Trust, containing a description of the Fund s preferred securities.